Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES AGREEMENT FOR INVESTMENT OF BETWEEN $50
AND $62.5 MILLION IN INSIGHTEC BY YORK AND OTHER INVESTORS AT PRE-MONEY
VALUATION OF $200 MILLION

Tel Aviv, Israel, June 29, 2014, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today that InSightec Ltd. ("InSightec") has entered into a Series D Preferred Share Purchase Agreement with York Global Finance II S.à r.l. (an affiliate of York Capital Management) (the “Investor”), pursuant to which the Investor and certain Subsequent Investors (as defined below), shall invest between US$50 and US$62.5 million in InSightec (the "Transaction").  The Company holds approximately 90% of the share capital of Elbit Medical Technologies Ltd. ("Elbit Medical") (TASE: EMTC-M) which, in turn, holds approximately 48.2% (42.3% on a fully diluted basis) of the share capital in InSightec.  As part of the transaction, Elbit Medical and other current shareholders of InSightec have agreed to amend the Securityholders Agreement among them.

The main terms of the Transaction are as follows:

1.
At closing ("Closing"), the Investor has invested US$37.5 million in InSightec in consideration for 19,332,212 Series D Preferred Shares. In addition, the foreign investor with whom InSightec was negotiating an investment transaction, as announced by Elbit Medical on April 13, 2013 (the "Potential Investor") may invest US$12.5 million in InSightec, in consideration for 6,444,404 Series D Preferred Shares, upon written notice within 45 days from Closing.  In addition, the existing shareholders of InSightec (including Elbit Medical, pro-rata among them) (the "Existing Shareholders") will have the right to invest up to an additional US$12.5 million in InSightec, in consideration for 6,444,404 series D preferred shares, within 45 days from Closing.  The Existing Shareholders may extend the 45 day period by an additional 45 days in certain circumstances.  (Each of the Existing Shareholders and/or the Potential Investor is referred to as a “Subsequent Investor”).

2.
If the Subsequent Investors do not choose to invest in the Series D round or if the Existing Shareholders do not invest the full US$12.5 million, then the Investor will be required to purchase additional Series D Preferred Shares at the same purchase price, as necessary to assure that the aggregate amount invested in InSightec shall be at least $50 million.  In addition, the Investor may purchase additional Series D Preferred Shares not purchased by the Subsequent Investors up a total investment in the round of US$62.5 million.

3.	The Transaction reflects a pre money valuation of InSightec of US$ 200 million (on a fully diluted, as-converted basis).

4.
In the event the InSightec's aggregate revenues for 2014 and 2015 as reflected in its annual audited financial statements for such years are less than $60,000,000, the Series D price per share will be adjusted proportionately and the Investor and Subsequent Investors shall be issued additional Series D Preferred Shares, provided, however, that the price per share shall not be reduced by more than 8%.

5.
As part of the Investment Agreement, the parties have agreed to changes in the Securityholders Agreement among InSightec shareholders, including increasing the maximum number of directors to 11, of which Elbit Medical (as well as GE and the Investor; Elbit Medical, GE and the Investor, collectively, shall be referred to herein as the "Major Securityholders") and its transferees, together with their respective affiliates and transferees, will be entitled to appoint two persons as long as they hold in the aggregate 12.5% or more, and one person so long as such Major Securityholder, together with its affiliates and transferees, beneficially holds less than 12.5% but 5% or more. In addition, the Major Securityholders will be entitled to jointly appoint three additional directors. Should the Potential Investor choose to invest in the Series D round the full amount of US$12.5 million it will have a right to appoint one director. InSightec's CEO shall also serve as a director. The Major Securityholders will be entitled to jointly appoint the CEO.

6.
The parties further agreed to amend the Technology, Co-operation, and Distribution Agreement between GE Healthcare ("GEHC") and InSightec, dated October 17, 2012, so that the product exclusively granted to GEHC, will terminate, and in exchange, InSightec will pay to GEHC a quarterly royalty on a going forward basis equal to 15% of the net selling price of the first 250 products directly or indirectly sold to customers other than GEHC for use with MRI or other scanners manufactured by companies other than GEHC or any GEHC affiliates. InSightec may elect to terminate its obligations, by so notifying GEHC and paying GEHC an amount equal to $10 million, less any royalties previously paid by InSightec to GEHC pursuant to the above agreement. Upon such election and payment, certain licenses granted by GEHC to InSightec shall terminate.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the failure by InSightec Ltd. to consummate the entire investment transaction, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2013, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com